================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2006

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
                ------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

================================================================================

Documents Furnished By the Registrant
-------------------------------------

1. Press Release of the Registrant dated May 18, 2006

                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

IUSACELL ANNOUNCES
--------------------------------------------------------------------------------

Mexico City, May 18, 2006 - Grupo Iusacell, S.A. de C.V. [BMV: CEL] ("Iusacell") announced that due to the request of certain creditors in the exchange offer and the consent solicitation to amend certain terms and conditions in respect of its 14.25% notes due 2006 (the "Existing Notes") which was launched on April 18, 2006, Iusacell has decided to extend the Expiration Date for such offer from May 18, 2006 to June 1, 2006.

As was announced on April 18, 2006, and pursuant to the agreement reached with the majority of its creditors, Iusacell launched a solicitation of consents to:

     o exchange any and all of Existing Notes for 10.00% senior secured notes due 2013, and

     o amend certain terms and conditions, waive certain existing defaults as well as rescind acceleration under the indenture governing the Existing Notes.

THE EXCHANGE OFFER WILL EXPIRE AT 5:00PM, NEW YORK CITY TIME, ON JUNE 1, 2006, UNLESS AGAIN EXTENDED BY IUSACELL.

All references in the Information Memorandum dated April 18, 2006 to the Expiration Date will include reference to such term as herein described. Except as described above, the restructuring of the Existing Notes will remain in all other respects subject to all terms and conditions described in the Information Memorandum dated April 18, 2006.

The Information and Exchange Agent for the exchange offer is Bondholder Communications Group. The Information and Exchange Agent can be reached by email at icalderon@bondcom.com, and its telephone numbers are (44) 207-382-4580 in London or 212-809-2663 in New York.

                             **********************

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, MEXICO OR IN ANY OTHER JURISDICTION, AND NONE OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER, IF CONSUMMATED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

                             **********************

FORWARD-LOOKING STATEMENTS

This release may contain forward-looking statements. Any such forward-looking statements, which reflect Iusacell's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause Iusacell's actual results to be materially different from planned or expected results. These risks and uncertainties include, but are not limited to, competition, consumer demand, seasonality, economic conditions, and government activity. Investors should take such risks into account when making investment decisions.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.

Date: May 18, 2006
                                                            /s/
                                                            --------------------
                                                    Name:   Fernando Cabrera
                                                    Title:  Attorney in fact


                                                            /s/
                                                            --------------------
                                                    Name:   Jose Luis Riera
                                                    Title:  Attorney in fact